UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2013

Commission file number 0-12602

MAKITA CORPORATION

(Translation of registrant’s name into English)

3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                 No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By:	/s/ Masahiko Goto
Masahiko Goto
President, Representative Director and Chief Executive Officer

Date: January 31, 2013

Makita Corporation

Consolidated Financial Results

for the nine months

ended December 31, 2012

(U.S. GAAP Financial Information)

(English translation of “KESSAN TANSHIN”

originally issued in Japanese)

CONSOLIDATED FINANCIAL RESULTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2012 (Unaudited)

January 31, 2013

Makita Corporation

Stock code: 6586

URL: http://www.makita.co.jp/

Masahiko Goto, President, Representative Director & CEO

1. Summary operating results of the nine months ended December 31, 2012 (From April 1, 2012 to December 31, 2012)

(1) CONSOLIDATED OPERATING RESULTS

	Yen (millions)
	For the nine months ended December 31, 2011		For the nine months ended December 31, 2012
		%		%
Net sales	223,673	9.3	226,280	1.2
Operating income	38,557	17.5	34,546	(10.4)
Income before income taxes	36,012	11.1	33,887	(5.9)
Net income attributable to Makita Corporation	24,712	6.8	23,534	(4.8)
Comprehensive income (loss)	3,661	32.0	35,505	869.8

	Yen
Earning per share (Basic)
Net income attributable to Makita Corporation common shareholders	179.47		173.36

Notes:

1.	Amounts of less than one million yen have been rounded.
2.

The table above shows the changes in the percentage ratio of net sales, operating income, income before income taxes, net income attributable to Makita Corporation, and comprehensive income (loss) against the corresponding period of the previous year.

(2) SELECTED CONSOLIDATED FINANCIAL POSITION

	Yen (millions)
	As of March 31, 2012	As of December 31, 2012
Total assets	383,256	405,552
Total equity	323,778	349,397
Total Makita Corporation shareholders’ equity	321,253	346,830
Total Makita Corporation shareholders’ equity ratio to total assets (%)	83.8%	85.5%

2. Dividend Information
	Yen
	For the year ended March 31, 2012	For the year ending March 31, 2013
Cash dividend per share:
Interim	15.00	15.00
Year-end	57.00	(Note	)
Total	72.00	(Note	)

Notes:

1.	The forecast for cash dividend announced on April 27, 2012 has not been revised.
2.

The projected amount of dividends for the year ending March 31, 2013 has not been determined yet. For further details, refer to “Explanation regarding proper use of business forecasts, and other significant matters” on page 2.

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English translation of “KESSAN TANSHIN” originally issued in Japanese

3. Consolidated Financial Performance Forecast for the year ending March 31, 2013 (From April 1, 2012 to March 31, 2013)

	Yen (millions)
	For the year ending March 31, 2013
		%
Net sales	303,000	2.5
Operating income	44,600	(8.1)
Income before income taxes	44,700	(4.8)
Net income attributable to Makita Corporation	30,900	(4.9)

	Yen
Earning per share (Basic)
Net income attributable to Makita Corporation common shareholders	227.63

Note: The consolidated financial forecast for the year ending March 31, 2013 has been revised.

4. Others

(Refer to [Qualitative Information and Financial Statements] Section 4 “Other” on page 4.)

(1)	Changes in important subsidiaries during the period (Changes in specified subsidiaries accompanied by changes in scope of consolidation during the quarter): Not applicable

(2)	Adoption of simplified accounting methods and accounting methods that are specific to the preparation of quarterly consolidated financial statements: Yes

(3)	Changes in accounting policies, procedures and presentation rules applied in the preparation of the quarterly consolidated financial statements:

1. Changes due to revisions to accounting standards: Yes

2. Changes due to other reasons: Not applicable

(4)	Number of shares outstanding (common stock)

1. Number of shares issued (including treasury stock):	As of December 31, 2012:	140,008,760
	As of March 31, 2012:	140,008,760
2. Number of treasury stock:	As of December 31, 2012:	4,261,670
	As of March 31, 2012:	4,258,242
3. Average number of shares outstanding:	For the nine months ended December 31, 2012:	135,748,645
	For the nine months ended December 31, 2011:	137,692,624

Information regarding quarterly review

This consolidated financial results report is not subject to a quarterly review stipulated under the Financial Instruments and Exchange Act. As of the release date of this document, the quarterly review under the Financial Instruments and Exchange Act has not been completed.

Explanation regarding proper use of business forecasts, and other significant matters

1.

    Regarding the assumptions for the forecasts and other matters, refer to [Qualitative Information and Financial Statements] Section 3 “Qualitative Information on Consolidated Financial Performance Forecast” on page 4. The financial forecasts given above are based on information as available at the present time, and include potential risks and uncertainties. As a consequence of the factors above and other, actual results may vary from the forecasts provided above.

2.

    Makita’s basic policy on the distribution of profits is to maintain a consolidated dividend payout ratio of 30% or greater, with a lower limit on annual cash dividends of 18 yen per share. However, in the event special circumstances arise, computation of the amount of dividends will be based on consolidated net income attributable to Makita Corporation after certain adjustments.

    The Board of Directors plans to meet in April 2013 for a report on earnings for the year ending March 31, 2013. At the time, in accordance with the basic policy regarding profit distribution mentioned above, the Board of Directors plans to propose a dividend equivalent to at least 30% of net income attributable to Makita Corporation. The Board of Directors will submit this proposal to the General Meeting of Shareholders scheduled for June 2013.

    The consolidated dividend payout ratio is calculated as annual dividends per share divided by consolidated net income attributable to Makita Corporation per share (after adjustments for special circumstances) and multiplied by 100.

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English translation of “KESSAN TANSHIN” originally issued in Japanese

    [Qualitative Information and Financial Statements]

1. Qualitative Information on Consolidated Operating Results

Looking at the global economic situation during the nine months (the “period”) ended December 31, 2012, the European economy continued to be sluggish, although it was out of the financial crisis in the region for the time being. However, the Russian economy remained relatively solid, though crude oil prices were on the decline. Meanwhile, in the United States, the economy showed signs of moderate recovery including an improvement in housing investment. In Asia, Chinese economic growth lost steam and economic expansion remained moderate in Southeast Asia due to weak exports. In Japan, there were some signs of recovery in housing investment, in addition to demand for reconstruction from the Great East Japan Earthquake, though the overall economy was still stagnant.

Our consolidated net sales for this period increased by 1.2% to 226,280 million yen. This was because sales were generally solid in Japan and overseas, although the yen became stronger against the euro compared to the same period in the previous year, resulting in the drop in net sales when translated into the yen. As for incomes, our operating income decreased by 10.4% compared to the same period in the previous year to 34,546 million yen (operating income ratio 15.3%) mainly due to the rises in the ratio of cost of sales from 60.5% for the same period of the previous year to 62.6% for this period by 2.1 points as a result of the decline in capacity utilization at the plants. On the other hand, non-operating losses decreased by 1,886 million yen compared to the same period in the previous year due to the decrease in “Exchange losses on foreign currency transactions” and “Realized losses on securities”. Meanwhile, income before income taxes showed a decrease of 5.9% compared to the same period in the previous year to 33,887 million yen (income before income taxes ratio 15.0%) and net income attributable to Makita Corporation decreased only by 4.8% compared to the same period in the previous year to 23,534 million yen (net income attributable to Makita Corporation ratio 10.4%).

Net sales by region are as follows:

Net sales in Japan increased by 7.1% to 41,271 million yen compared to the same period in the previous year. This was because sales continued to grow steadily thanks to expanded product lineup of lithium-ion battery products, mainly impact drivers.

Net sales in Europe decreased by 2.5% to 91,331 million yen. This was due to sales in Western Europe were sluggish because of the effects of the financial uncertainty and a sharp appreciation of the yen against the euro compared to the same period in the previous year, though sales to Russia continued strong growth.

Net sales in North America increased by 6.3% to 29,965 million yen because sales for the Christmas season were steady and the yen’s depreciation against the U.S. dollar.

Net sales in Asia increased by 8.2% to 21,445 million yen because demands were strong in Southeast Asian countries.

Sales situation in the other regions are as follows: Net sales in Central and South America decreased by 6.1% compared to the same period in the previous year to 17,020 million yen, due to the effects of local currencies depreciation despite of a recovery in demand; Net sales in Oceania dropped by 2.7% compared to the same period in the previous year to 13,661 million yen because demand was on the wane. Meanwhile, net sales in the Middle East and Africa increased only by 2.6% compared to the same period in the previous year to 11,587 million yen, because economic activities stagnated due to political uncertainty.

2. Qualitative Information on Consolidated Financial Position

Total assets as of December 31, 2012 increased by 22,296 million yen to 405,552 million yen compared to the balance as of March 31, 2012. The increase was mainly due to the increase in “Cash and cash equivalents” and “Short-term investments”.

Total liabilities as of December 31, 2012 decreased by 3,323 million yen to 56,155 million yen compared to the balance as of March 31, 2012. This decrease was mainly due to the decrease in “Trade notes and accounts payable” resulting from decrease of purchase and in “Income taxes payable” resulting from payment of tax.

Total equity as of December 31, 2012 increased by 25,619 million yen to 349,397 million yen compared to the balance as of March 31, 2012. This increase was mainly due to the increase in “Retained earnings”.

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English translation of “KESSAN TANSHIN” originally issued in Japanese

3. Qualitative Information on Consolidated Financial Performance Forecast

The consolidated financial forecasts for the year ending March 31, 2013 have been revised, because consolidated financial results for the first nine-month period of the fiscal 2013 (from April 1, 2012 to March 31, 2013) exceeded the initial forecasts besides the yen has been weaker against the euro and the U.S. dollar, though business conditions continue to be tough in the fourth quarter.

Revised Forecasts for consolidated performance during the fiscal 2013 (From April 1, 2012 to March 31, 2013)

	Yen (millions)				Yen
	Net sales	Operating income	Income before income taxes	Net income attributable to Makita Corporation	Earning per share (Basic) Net income attributable to Makita Corporation common shareholders
Outlook announced previously (A)	288,000	41,500	40,200	27,400	201.84
Revised forecasts (B)	303,000	44,600	44,700	30,900	227.63
Changes (B-A)	15,000	3,100	4,500	3,500	—
Percentage revision	5.2%	7.5%	11.2%	12.8%	—

Actual results for the previous year ended March 31, 2012	295,711	48,516	46,963	32,497	236.78

The above forecast is based on the assumption of exchange rates of 86 yen to the U.S. dollar and 115 yen to the euro for the three months period ending March 31, 2013.

The above forecast is based on the assumption of exchange rates of 81 yen to the U.S. dollar and 105 yen to the euro for the year ending March 31, 2013.

(Reference) Our previous exchange rates that we announced on October 31, 2012 were 78 yen to the U.S. dollar and 99 yen to the euro for the year ending March 31, 2013.

The above forecast is based on information as available at the present time, and includes potential risks and uncertainties. As a consequence of the factors above and other, actual results may vary from the forecast provided above.

4. Other

(1)	Changes in important subsidiaries during the period (Changes in specified subsidiaries accompanied by changes in scope of consolidation during the quarter): None

(2)	Adoption of simplified accounting methods and accounting methods that are specific to the preparation of quarterly consolidated financial statements:

With regard to the income tax expenses, Makita computes interim income tax expense by multiplying reasonably estimated annual effective tax rate, which includes the effects of deferred taxes, by year-to-date income before income taxes for the reporting period.

(3)	Changes in accounting principles, procedures and presentations:

In June 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-05, Comprehensive Income (Accounting Standards Codification (ASC) Topic 220): Presentation of Comprehensive Income. ASU 2011-05 requires an entity to report comprehensive income either in a single continuous financial statement or in two separate but consecutive financial statements. ASU 2011-05 is retrospectively applied to all periods presented. Makita adopted ASU 2011-05 since the first quarter of this fiscal year began April 1, 2012. This adoption did not have an impact on Makita’s financial position and results of operations.

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English translation of “KESSAN TANSHIN” originally issued in Japanese

5. Consolidated Financial Statements (Unaudited)

(1) Consolidated Balance Sheets

	Yen (millions)
	As of March 31, 2012		As of December 31, 2012
	Composition ratio		Composition ratio
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	44,812		55,698
Time deposits	13,504		11,317
Short-term investments	25,125		39,371
Trade receivables-
Notes	1,769		1,834
Accounts	48,445		44,684
Less- Allowance for doubtful receivables	(753)		(828)
Inventories	129,571		130,193
Deferred income taxes	5,898		4,899
Prepaid expenses and other current assets	8,392		9,498

Total current assets	276,763	72.2%	296,666	73.2%

PROPERTY, PLANT AND EQUIPMENT, AT COST:
Land	20,498		20,588
Building and improvements	73,332		78,785
Machinery and equipment	75,460		77,132
Construction in progress	6,594		6,389

Sub total	175,884		182,894
Less- Accumulated depreciation and amortization	(98,146)		(101,667)

Total net property, plant and equipment	77,738	20.3%	81,227	20.0%

INVESTMENTS AND OTHER ASSETS:
Investments	19,154		16,816
Goodwill	721		721
Other intangible assets, net	4,515		4,525
Deferred income taxes	853		517
Other assets	3,512		5,080

Total investments and other assets	28,755	7.5%	27,659	6.8%

Total assets	383,256	100.0%	405,552	100.0%

5
English translation of “KESSAN TANSHIN” originally issued in Japanese

	Yen (millions)
	As of March 31, 2012		As of December 31, 2012
	Composition ratio		Composition ratio
LIABILITIES
CURRENT LIABILITIES:
Short-term borrowings	2,351		1,309
Trade notes and accounts payable	21,822		20,127
Other payables	4,313		5,757
Accrued expenses	6,314		6,831
Accrued payroll	7,803		6,256
Income taxes payable	5,293		2,473
Deferred income taxes	125		121
Other liabilities	5,697		7,385

Total current liabilities	53,718	14.0%	50,259	12.3%

LONG-TERM LIABILITIES:
Long-term indebtedness	12		10
Accrued retirement and termination benefits	3,027		3,127
Deferred income taxes	130		131
Other liabilities	2,591		2,628

Total long-term liabilities	5,760	1.5%	5,896	1.5%

Total liabilities	59,478	15.5%	56,155	13.8%

EQUITY
MAKITA CORPORATION SHAREHOLDERS’
EQUITY:
Common stock	23,805		23,805
Additional paid-in capital	45,421		45,421
Legal reserve	5,669		5,669
Retained earnings	316,937		330,697
Accumulated other comprehensive income (loss)	(59,066)		(47,239)
Treasury stock, at cost	(11,513)		(11,523)

Total Makita Corporation shareholders’ equity	321,253	83.8%	346,830	85.5%

NONCONTROLLING INTEREST	2,525	0.7%	2,567	0.7%

Total equity	323,778	84.5%	349,397	86.2%

Total liabilities and equity	383,256	100.0%	405,552	100.0%

	As of March 31, 2012		As of December 31, 2012
Total number of shares authorized	496,000,000		496,000,000
Number of shares issued	140,008,760		140,008,760
Number of shares issued (excluding treasury stock)	135,750,518		135,747,090
Number of treasury stock	4,258,242		4,261,670

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English translation of “KESSAN TANSHIN” originally issued in Japanese

(2) Consolidated Statements of Income

	Yen (millions)
	For the nine months ended December 31, 2011		For the nine months ended December 31, 2012
	Composition ratio		Composition ratio
NET SALES	223,673	100.0%	226,280	100.0%
Cost of sales	135,329	60.5%	141,564	62.6%

GROSS PROFIT	88,344	39.5%	84,716	37.4%
Selling, general, administrative and others, net	49,787	22.3%	50,170	22.1%

OPERATING INCOME	38,557	17.2%	34,546	15.3%

OTHER INCOME (EXPENSE):
Interest and dividend income	1,127		1,273
Interest expense	(177)		(139)
Exchange gains (losses) on foreign currency transactions, net	(2,852)		(1,536)
Realized gains (losses) on securities, net	(643)		(257)

Total other income (expense), net	(2,545)	(1.1%)	(659)	(0.3%)

INCOME BEFORE INCOME TAXES	36,012	16.1%	33,887	15.0%

Provision for income taxes:
Current	10,270		9,512
Deferred	821		794

Total income tax expense	11,091	5.0%	10,306	4.6%

NET INCOME	24,921	11.1%	23,581	10.4%
Less-Net income attributable to the non-controlling interest	209	0.1%	47	0.0%

NET INCOME ATTRIBUTABLE TO MAKITA CORPORATION	24,712	11.0%	23,534	10.4%

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English translation of “KESSAN TANSHIN” originally issued in Japanese

Consolidated Statements of Comprehensive Income

	Yen (millions)
	For the nine months ended December 31, 2011	For the nine months ended December 31, 2012
NET INCOME	24,921	23,581
OTHER COMPREHENSIVE INCOME (LOSS):
Foreign currency translation adjustment	(20,182)	10,971
Unrealized holding gains (losses) on available-for-sale securities	(1,184)	793
Pension liability adjustment	106	160

Total other comprehensive income (loss)	(21,260)	11,924

COMPREHENSIVE INCOME (LOSS)	3,661	35,505
Less-Comprehensive income (loss) attributable to the non-controlling interest	(151)	144

COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO MAKITA CORPORATION	3,812	35,361

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English translation of “KESSAN TANSHIN” originally issued in Japanese

(3) Condensed Consolidated Statements of Cash Flows

	Yen (millions)
	For the nine months ended December 31, 2011	For the nine months ended December 31, 2012
Net cash provided by operating activities	3,272	33,757
Net cash used in investing activities	(220)	(15,500)
Net cash used in financing activities	(9,966)	(10,788)
Effect of exchange rate changes on cash and cash equivalents	(191)	3,417

Net change in cash and cash equivalents	(7,105)	10,886
Cash and cash equivalents, beginning of period	51,833	44,812

Cash and cash equivalents, end of period	44,728	55,698

(4) Notes on the assumptions for a going concern: None

(5) Condensed Operating Segment Information

	Yen (millions)
	For the nine months ended December 31, 2011
	Japan	Europe	North America	Asia	Other	Total	Elimi- nations	Consoli- dated
Sales:
(1) External customers	52,227	93,805	28,631	9,974	39,036	223,673	—	223,673
(2) Inter-segment	42,215	2,823	2,595	83,383	327	131,343	(131,343)	—

Total	94,442	96,628	31,226	93,357	39,363	355,016	(131,343)	223,673

Operating expenses	82,162	85,317	29,290	85,020	33,738	315,527	(130,411)	185,116
Operating income	12,280	11,311	1,936	8,337	5,625	39,489	(932)	38,557

	Yen (millions)
	For the nine months ended December 31, 2012
	Japan	Europe	North America	Asia	Other	Total	Elimi- nations	Consoli- dated
Sales:
(1) External customers	56,550	92,455	30,168	9,572	37,535	226,280	—	226,280
(2) Inter-segment	33,669	2,822	1,751	78,629	89	116,960	(116,960)	—

Total	90,219	95,277	31,919	88,201	37,624	343,240	(116,960)	226,280

Operating expenses	79,958	86,046	30,319	78,176	33,422	307,921	(116,187)	191,734
Operating income	10,261	9,231	1,600	10,025	4,202	35,319	(773)	34,546

(6) Note in case there is any significant change in the shareholders’ equity: None

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English translation of “KESSAN TANSHIN” originally issued in Japanese

SUPPORT DOCUMENTATION (CONSOLIDATED)

1. Consolidated Financial Results and Forecast

			Yen (millions)
			For the nine months ended December 31, 2011		For the nine months ended December 31, 2012
			(%)		(%)
Net sales			223,673	9.3	226,280	1.2
Domestic			38,551	15.3	41,271	7.1
Overseas			185,122	8.2	185,009	(0.1)
Operating income			38,557	17.5	34,546	(10.4)
Income before income taxes			36,012	11.1	33,887	(5.9)
Net income attributable to Makita Corporation			24,712	6.8	23,534	(4.8)
Earning per share (Basic)
Net income attributable to Makita Corporation common shareholders (Yen)			179.47		173.36
Number of Employees			12,477		12,606

	Yen (millions)
	For the year ended March 31, 2012		For the six months ended September 30, 2012		For the year ending March 31, 2013 (Forecasts)
	(%)		(%)		(%)
Net sales	295,711	8.5	151,232	(1.2)	303,000	2.5
Domestic	53,175	15.4	27,189	7.6	55,600	4.6
Overseas	242,536	7.0	124,043	(2.9)	247,400	2.0
Operating income	48,516	15.8	24,030	(10.8)	44,600	(8.1)
Income before income taxes	46,963	9.9	22,693	(7.4)	44,700	(4.8)
Net income attributable to Makita Corporation	32,497	8.7	15,874	(7.2)	30,900	(4.9)
Earning per share (Basic)
Net income attributable to Makita Corporation common shareholders (Yen)	236.78		116.94		227.63
Number of Employees	12,563		12,793		—

Notes:

1.

The table above shows the changes in the percentage ratio of Net sales, Operating income, Income before income taxes, and Net income attributable to Makita Corporation against the corresponding period of the previous year.

2.	Please refer to “Qualitative Information on Consolidated Financial Performance Forecast” on page 4.

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English translation of “KESSAN TANSHIN” originally issued in Japanese

2. Consolidated Net Sales by Geographic Area

	Yen (millions)
	For the nine months ended December 31, 2011		For the nine months ended December 31, 2012		For the year ended March 31, 2012		For the six months ended September 30, 2012
	(%)		(%)		(%)		(%)
Japan	38,551	15.3	41,271	7.1	53,175	15.4	27,189	7.6
Europe	93,666	8.3	91,331	(2.5)	123,251	6.3	61,688	(4.5)
North America	28,189	(2.0)	29,965	6.3	37,475	1.0	19,400	(2.1)
Asia	19,813	11.6	21,445	8.2	26,013	12.7	14,246	0.8
Other regions	43,454	13.9	42,268	(2.7)	55,797	10.7	28,709	(1.7)
Central and South America	18,117	19.4	17,020	(6.1)	23,370	15.2	11,005	(12.8)
Oceania	14,039	17.3	13,661	(2.7)	17,780	15.6	9,225	(3.8)
The Middle East and Africa	11,298	2.7	11,587	2.6	14,647	(0.5)	8,479	21.0
Total	223,673	9.3	226,280	1.2	295,711	8.5	151,232	(1.2)
Note:

The table above sets forth Makita’s consolidated net sales by geographic area based on the customer’s location for the periods presented. Accordingly, it differs from operating segment information on page 9. The table above shows the changes in the percentage ratio of net sales compared to the corresponding period of the previous year.

3. Exchange Rates

	Yen
	For the nine months ended December 31, 2011	For the nine months ended December 31, 2012	For the year ended March 31, 2012	For the six months ended September 30, 2012	For the year ending March 31, 2013 (Forecasts)
Yen/U.S. Dollar	78.96	79.95	79.06	79.41	81
Yen/Euro	110.60	102.04	109.00	100.54	105

4. Production Ratio (unit basis)

		For the nine months ended December 31, 2011	For the nine months ended December 31, 2012	For the year ended March 31, 2012	For the six months ended September 30, 2012
		Composition ratio	Composition ratio	Composition ratio	Composition ratio
Domestic		12.5%	11.7%	12.2%	11.1%
Overseas		87.5%	88.3%	87.8%	88.9%

5. Consolidated Capital Expenditures, Depreciation and Amortization, and R&D cost
	Yen (millions)
	For the nine months ended December 31, 2011	For the nine months ended December 31, 2012	For the year ended March 31, 2012	For the six months ended September 30, 2012	For the year ending March 31, 2013 (Forecasts)
Capital expenditures	10,406	7,979	13,481	4,055	13,000
Depreciation and amortization	5,264	5,419	7,237	3,549	7,500
R&D cost	6,101	6,171	7,603	4,039	8,500

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English translation of “KESSAN TANSHIN” originally issued in Japanese